Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE SECOND QUARTER

AND FIRST HALF 2017

August 1, 2017

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation	page 9
Reconciliation one time	page 10
Remarks	page 11

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended June 30				Six months ended June 30
in € million, except share data, unaudited	2017	2016	Change	Change at cc	2017	2016	Change	Change at cc

Health Care Services	3,649	3,273	11.5%	9.0%	7,418	6,472	14.6%	11.4%
Health Care Products	822	753	9.3%	7.9%	1,601	1,470	8.9%	6.9%
Total revenue	4,471	4,026	11.1%	8.8%	9,019	7,942	13.6%	10.5%

Costs of revenue	2,976	2,673	11.4%	9.0%	5,932	5,294	12.1%	8.9%
Gross profit	1,495	1,353	10.5%	8.4%	3,087	2,648	16.6%	13.8%
Selling, general and administrative	900	760	18.4%	16.0%	1,823	1,541	18.4%	15.4%
Research and development	35	34	3.3%	2.1%	67	68	-1.7%	-3.1%
Income from equity method investees	(23)	(12)	93.4%	92.4%	(38)	(29)	31.7%	31.2%

Operating income (EBIT)	583	571	2.1%	0.3%	1,235	1,068	15.6%	13.0%

Interest income	6	(16)	n.a.	n.a.	(23)	(26)	-10.7%	-12.3%
Interest expense	89	106	-16.1%	-18.1%	211	212	-0.6%	-2.8%
Interest expense, net	95	90	4.7%	2.9%	188	186	0.8%	-1.5%
Income before taxes	488	481	1.6%	-0.2%	1,047	882	18.7%	16.1%
Income tax expense	150	149	0.7%	-1.0%	332	275	20.6%	18.0%
Net income	338	332	2.0%	0.2%	715	607	17.8%	15.2%
Less: Net income attributable to noncontrolling interests	69	68	2.3%	-0.2%	138	130	6.2%	3.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	269	264	1.9%	0.3%	577	477	21.0%	18.5%

Operating income (EBIT)	583	571	2.1%	0.3%	1,235	1,068	15.6%	13.0%
Depreciation and amortization	186	173	8.2%	6.0%	376	338	11.4%	8.6%
EBITDA	769	744	3.5%	1.6%	1,611	1,406	14.6%	12.0%
EBITDA margin	17.2%	18.5%			17.9%	17.7%

Weighted average number of shares	306,523,865	305,507,271			306,383,373	305,416,228

Basic earnings per share	€0.88	€0.86	1.5%	0.0%	€1.88	€1.56	20.6%	18.1%
Basic earnings per ADS	€0.44	€0.43	1.5%	0.0%	€0.94	€0.78	20.6%	18.1%

In percent of revenue
Costs of revenue	66.6%	66.4%			65.8%	66.7%
Gross profit	33.4%	33.6%			34.2%	33.3%
Operating income (EBIT)	13.0%	14.2%			13.7%	13.5%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.0%	6.6%			6.4%	6.0%

Segment information

	Three months ended June 30				Six months ended June 30
unaudited	2017	2016	Change	Change at cc	2017	2016	Change	Change at cc

Total
Revenue in € million	4,471	4,026	11.1%	8.8%	9,019	7,942	13.6%	10.5%
Operating income (EBIT) in € million	583	571	2.1%	0.3%	1,235	1,068	15.6%	13.0%
Operating income margin in %	13.0%	14.2%			13.7%	13.5%
Delivered EBIT in € million	514	503	2.1%	0.4%	1,097	938	16.9%	14.4%
Days sales outstanding (DSO)					66	70
Employees (full-time equivalents)					112,163	106,556

North America
Revenue in € million	3,225	2,916	10.6%	7.8%	6,600	5,778	14.2%	10.9%
Operating income (EBIT) in € million	470	456	2.9%	0.6%	995	858	16.0%	12.8%
Operating income margin in %	14.6%	15.7%			15.1%	14.9%
Delivered EBIT in € million	404	391	3.2%	0.9%	863	733	17.8%	14.6%
Days sales outstanding (DSO)					50	54

U.S.
Revenue per dialysis treatment in US$(1)	351	352	-0.1%	n.a.	354	350	1.1%	n.a.
Cost per dialysis treatment in US$	283	282	0.1%	n.a.	286	282	1.5%	n.a.

EMEA
Revenue in € million	642	599	7.1%	6.7%	1,255	1,171	7.2%	6.5%
Operating income (EBIT) in € million	113	124	-8.9%	-9.1%	227	242	-6.0%	-5.6%
Operating income margin in %	17.6%	20.7%			18.1%	20.6%
Delivered EBIT in € million	112	123	-9.1%	-9.3%	225	240	-6.2%	-5.8%
Days sales outstanding (DSO)					105	105

Asia-Pacific
Revenue in € million	417	351	18.8%	16.9%	795	691	15.0%	12.0%
Operating income (EBIT) in € million	78	67	17.3%	16.3%	160	126	26.9%	25.0%
Operating income margin in %	18.7%	19.0%			20.1%	18.2%
Delivered EBIT in € million	76	65	16.5%	15.6%	156	123	26.7%	24.7%
Days sales outstanding (DSO)					93	103

Latin America
Revenue in € million	183	155	17.8%	15.6%	360	294	22.4%	16.5%
Operating income (EBIT) in € million	12	14	-13.2%	-8.1%	27	24	11.3%	12.7%
Operating income margin in %	6.8%	9.3%			7.5%	8.2%
Delivered EBIT in € million	12	14	-13.3%	-8.1%	27	24	11.2%	12.6%
Days sales outstanding (DSO)					131	147

Corporate
Revenue in € million	4	5	0.8%	0.7%	9	8	25.4%	25.3%
Operating income (EBIT) in € million	(90)	(90)	-0.3%	-0.8%	(174)	(182)	-3.9%	-4.6%
Delivered EBIT in € million	(90)	(90)	-0.3%	-0.9%	(174)	(182)	-3.9%	-4.7%

(1) Excl. the effects from the VA Agreement, incl. VA agreement revenue per dialysis treatment was $351 for the three months and $361 for the six months ended June 30, 2017.

Balance sheet

	June 30	December 31
in € million, except net debt/EBITDA ratio	2017	2016
	(unaudited)	(audited)
Assets
Current assets	6.771	6,884
Goodwill and Intangible assets	13,138	13,759
Other non-current assets	4,806	4,861
Total assets	24,715	25,504

Liabilities and equity
Current liabilities	5,311	5,299
Non-current liabilities	8,711	9,154
Total equity	10,693	11,051
Total liabilities and equity	24,715	25,504

Equity/assets ratio	43%	43%

Debt
Short-term debt	970	572
Short-term debt from related parties	18	3
Current portion of long-term debt and capital lease obligations	670	724
Long-term debt and capital lease obligations, less current portion	6,387	6,833
Total debt	8,045	8,132
Cash and cash equivalents	721	709
Total net debt	7,324	7,423

Annualized EBITDA(1)
Operating income (EBIT)	2,586	2,398
Depreciation and amortization	748	710
Non-cash charges	61	65
Annualized EBITDA	3,395	3,173

Net debt/EBITDA ratio	2.2	2.3

(1) EBITDA : including largest acquisitions.

Cash flow statement

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2017	2016	2017	2016
Operating activities
Net income	338	332	715	607
Depreciation / amortization	186	173	376	338
Change in working capital and other non-cash items	359	99	(39)	(178)
Net cash provided by operating activities	883	604	1,052	767
In percent of revenue	19.7%	15.0%	11.7%	9.7%

Investing activities
Purchases of property, plant and equipment	(206)	(227)	(404)	(453)
Proceeds from sale of property, plant and equipment	13	4	16	7
Capital expenditures, net	(193)	(223)	(388)	(446)

Free cash flow	690	381	664	321
In percent of revenue	15.4%	9.5%	7.4%	4.0%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(191)	(190)	(352)	(273)
Proceeds from divestitures	9	132	10	132
Acquisitions and investments, net of divestitures	(182)	(58)	(342)	(141)
Free cash flow after investing activities	508	323	322	180

Revenue development

				Change	Organic	Same market treatment
in € million, unaudited	2017	2016	Change	at cc	growth	growth(1)
Three months ended June 30
Total revenue	4,471	4,026	11.1%	8.8%	6.2%
Health Care Services	3,649	3,273	11.5%	9.0%	6.0%	2.8%
Thereof Dialysis Care revenue	2,912	2,745	6.1%	3.7%	2.7%	2.8%
Thereof Care Coordination revenue	737	528	39.6%	36.1%	23.2%
Health Care Products	822	753	9.3%	7.9%	7.0%

North America	3,225	2,916	10.6%	7.8%	5.5%
Health Care Services	3,017	2,712	11.2%	8.4%	5.9%	3.0	%(2)
Thereof Dialysis Care revenue	2,319	2,184	6.2%	3.5%	2.8%	3.0	%(2)
Thereof Care Coordination revenue	698	528	32.1%	28.8%	19.2%
Health Care Products	208	204	2.3%	-0.3%	-0.2%

EMEA	642	599	7.1%	6.7%	4.3%
Health Care Services	310	293	5.9%	4.7%	1.9%	3.3%
Health Care Products	332	306	8.3%	8.5%	6.4%
Thereof Dialysis Products	311	294	5.8%	6.0%	6.5%
Thereof Non-Dialysis Products	21	12	70.6%	70.6%	3.4%

Asia-Pacific	417	351	18.8%	16.9%	10.9%
Health Care Services	191	157	21.6%	19.4%	6.1%	4.6%
Thereof Dialysis Care revenue	152	157	-3.6%	-5.3%	-7.3%	4.6%
Thereof Care Coordination revenue	39	—	n.a.	n.a.
Health Care Products	226	194	16.6%	14.9%	14.7%

Latin America	183	155	17.8%	15.6%	15.5%
Health Care Services	131	111	18.0%	17.9%	17.5%	0.8%
Health Care Products	52	44	17.4%	10.0%	10.4%

Corporate	4	5	0.8%	0.7%

Six months ended June 30
Total revenue	9,019	7,942	13.6%	10.5%	7.3%
Health Care Services	7,418	6,472	14.6%	11.4%	7.6%	2.8%
Thereof Dialysis Care revenue	5,970	5,445	9.6%	6.6%	3.9%	2.8%
Thereof Care Coordination revenue	1,448	1,027	41.0%	36.9%	27.0%
Health Care Products	1,601	1,470	8.9%	6.9%	5.9%

North America	6,600	5,778	14.2%	10.9%	7.5%
Health Care Services	6,182	5,383	14.8%	11.5%	7.8%	3.1	%(2)
Thereof Dialysis Care revenue	4,793	4,356	10.0%	6.8%	4.2%	3.1	%(2)
Thereof Care Coordination revenue	1,389	1,027	35.3%	31.3%	23.0%
Health Care Products	418	395	5.7%	2.6%	2.6%

EMEA	1,255	1,171	7.2%	6.5%	3.3%
Health Care Services	613	567	8.3%	6.9%	2.6%	3.6%
Health Care Products	642	604	6.1%	6.2%	4.0%
Thereof Dialysis Products	601	581	3.6%	3.7%	4.2%
Thereof Non-Dialysis Products	41	23	66.1%	66.1%	-1.4%

Asia-Pacific	795	691	15.0%	12.0%	8.6%
Health Care Services	360	309	16.3%	12.3%	4.9%	4.2%
Thereof Dialysis Care revenue	301	309	-2.9%	-6.3%	-8.1%	4.2%
Thereof Care Coordination revenue	59	—	n.a.	n.a.
Health Care Products	435	382	14.1%	11.7%	11.6%

Latin America	360	294	22.4%	16.5%	16.1%
Health Care Services	263	213	23.3%	19.7%	18.9%	1.4%
Health Care Products	97	81	20.0%	8.0%	8.7%

Corporate	9	8	25.4%	25.3%

(1) same market treatment  growth = organic growth less price effects

(2) U.S. (excl. Mexico), same market treatment growth North America: 2,7% for the three and six months ended June 30, 2017, respectively

Key metrics North America segment

	Three months ended June 30				Six months ended June 30
unaudited	2017	2016	Change	Change at cc	2017	2016	Change	Change at cc

Dialysis
Revenue in € million	2,527	2,388	5.9%	3.2%	5,211	4,751	9.7%	6.4%
Operating income (EBIT) in € million	461	439	5.0%	2.6%	987	830	19.0%	15.7%
Operating income margin in %	18.2%	18.4%			18.9%	17.5%
Delivered EBIT in € million	403	381	5.7%	3.4%	870	720	20.9%	17.6%

Care Coordination
Revenue in € million	698	528	32.1%	28.8%	1,389	1,027	35.3%	31.3%
Operating income (EBIT) in € million	9	17	-49.9%	-51.4%	8	28	-72.3%	-73.1%
Operating income margin in %	1.2%	3.3%			0.6%	2.8%
Delivered EBIT in € million	1	10	-93.8%	-94.3%	(7)	13	-152.9%	-151.3%

Key metrics Care Coordination

	Six months ended June 30
unaudited	2017	2016	Change	Change at cc
North America
Member months under medical cost management(1)	289,143	184,767	56.5%
Medical cost under management (in € million)(1)	1,944	1,181	64.6%	59.7%
Care Coordination patient encounters(1)	3,283,012	2,645,771	24.1%

(1) The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Six months ended June 30, 2017
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,690	5%	50	315,305	5%	23,755,619	4%

North America	2,345	4%	32	193,605	4%	14,660,103	3%

EMEA	727	4%	6	61,256	5%	4,594,117	7%
Asia-Pacific	387	19%	11	30,099	11%	2,111,151	8%
Latin America	231	—	1	30,345	1%	2,390,248	2%

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients(1)	Q2 2017	Q1 2017	Q2 2017	Q1 2017	Q2 2017	Q1 2017	Q2 2017	Q1 2017

Clinical Performance
Single Pool Kt/v > 1.2	98	98	95	95	93	92	96	96
No catheter (> 90 days)	84	84	81	81	81	81	88	89
Hemoglobin = 10 - 12 g/dl	73	73	78	80	51	51	58	59
Hemoglobin = 10 - 13 g/dl (International)	80	79	78	78	69	67	66	68
Albumin > 3.5 g/dl(2)	78	78	86	87	91	90	87	87
Phosphate(3) < 5.5 mg/dl	62	63	75	77	77	74	69	67
Calcium = 8.4 - 10.2 mg/dl	84	84	74	74	78	75	74	75
Hospitalization days, per patient	10.1	10.0	7.5	7.9	3.9	3.9	3.9	4.0

Demographics
Average age (in years)	63	63	64	64	59	59	62	62
Average time on dialysis (in years)	4.0	4.0	5.5	5.5	5.3	5.3	4.9	4.8
Average body weight (in kg)	83	83	73	73	69	68	61	61
Prevalence of diabetes (in %)	62	62	32	32	27	27	40	40

(1) Outcome data in these regions might be more volatile over time as clinic data will be added

(2) International standard BCR CRM470

(3) Phosphate reported as mg/dl of Phosphorus

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2017	2016	2017	2016
Delivered EBIT reconciliation
Total
Operating income (EBIT)	583	571	1,235	1,068
less noncontrolling interests	(69)	(68)	(138)	(130)
Delivered EBIT	514	503	1,097	938

North America
Operating income (EBIT)	470	456	995	858
less noncontrolling interests	(66)	(65)	(132)	(125)
Delivered EBIT	404	391	863	733

Dialysis
Operating income (EBIT)	461	439	987	830
less noncontrolling interests	(58)	(58)	(117)	(110)
Delivered EBIT	403	381	870	720

Care Coordination
Operating income (EBIT)	9	17	8	28
less noncontrolling interests	(8)	(7)	(15)	(15)
Delivered EBIT	1	10	(7)	13

EMEA
Operating income (EBIT)	113	124	227	242
less noncontrolling interests	(1)	(1)	(2)	(2)
Delivered EBIT	112	123	225	240

Asia-Pacific
Operating income (EBIT)	78	67	160	126
less noncontrolling interests	(2)	(2)	(4)	(3)
Delivered EBIT	76	65	156	123

Dialysis
Operating income (EBIT)	75	67	154	126
less noncontrolling interests	(2)	(2)	(4)	(3)
Delivered EBIT	73	65	150	123

Care Coordination
Operating income (EBIT)	3	—	6	—
less noncontrolling interests	0	—	0	—
Delivered EBIT	3	—	6	—

Latin America
Operating income (EBIT)	12	14	27	24
less noncontrolling interests	—	—	—	—
Delivered EBIT	12	14	27	24

Corporate
Operating income (EBIT)	(90)	(90)	(174)	(182)
less noncontrolling interests	—	—	—	—
Delivered EBIT	(90)	(90)	(174)	(182)

Reconciliation of net cash provided by operating activities to EBITDA(1)
Total EBITDA			1,611	1,406
Interest expense, net			(188)	(186)
Income tax expense			(332)	(275)
Change in working capital and other non-cash items			(39)	(178)
Net cash provided by operating activities			1,052	767

(1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care's long-term debt instruments.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS  financial measures

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2017	2016	2017	2016

Operating performance excluding VA Agreement(1)
Revenue
Total
Revenue	4,471	4,026	9,019	7,942
VA Agreement	2		(98)
Revenue excluding VA Agreement	4,473	4,026	8,921	7,942

Health Care Sevices revenue	3,649	3,273	7,418	6,472
VA Agreement	2		(98)
Health Care Services revenue excluding VA Agreement	3,651	3,273	7,320	6,472

North America
Revenue	3,225	2,916	6,600	5,778
VA Agreement	2		(98)
Revenue excluding VA Agreement	3,227	2,916	6,502	5,778

Health Care Sevices revenue	3,017	2,712	6,182	5,383
VA Agreement	2		(98)
Health Care Services revenue excluding VA Agreement	3,019	2,712	6,084	5,383

Dialysis Care Services revenue	2,319	2,184	4,793	4,356
VA Agreement	2		(98)
Dialysis Care Services revenue excluding VA Agreement	2,321	2,184	4,695	4,356

Operating income (EBIT)
Total
Operating income (EBIT)	583	571	1,235	1,068
VA Agreement	8		(91)

Operating income (EBIT) excluding VA Agreement	591	571	1,144	1,068

North America
Operating income (EBIT)	470	456	995	858
VA Agreement	1		(98)
Operating income (EBIT) excluding VA Agreement	471	456	897	858

Corporate
Operating income (EBIT)	(90)	(90)	(174)	(182)
VA Agreement	7		7
Operating income (EBIT) excluding VA Agreement	(83)	(90)	(167)	(182)

Net income(2)	269	264	577	477
VA Agreement	5		(54)
Net income excluding VA Agreement(2)	274	264	523	477

(1) Agreement with the United States Departments of Veterans Affairs and Justice

(2) attributable to shareholders of FMC AG & Co. KGaA

Remarks

cc = Constant Currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We use the non-IFRS financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the Constant Currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. This resulting percentage is a non-IFRS measure referring to a change as a percentage at Constant Currency.

We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA or other items and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items  prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.